Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus

Supplement, dated February 5, 2014

to Prospectus, dated January 16, 2014

Registration Statement No. 333-193113

PEREGRINE PHARMACEUTICALS, INC.

10.50% Series E Convertible Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

February 11, 2014

Issuer:	Peregrine Pharmaceuticals, Inc. (the “Company”)

Securities Offered:	10.50% Series E Convertible Preferred Stock, liquidation preference $25.00 per share (the “Series E Preferred Stock”)

Shares Offered:	700,000 shares

Overallotment Option:	105,000 shares

Conversion Price:	$3.00 per share

Maturity:	Perpetual

Trade Date:	February 11, 2014

Expected Settlement Date:	February 19, 2014 (T+5)

Public Offering Price:	$25.00 per share; $17,500,000 total (assuming the overallotment option is not exercised)

Underwriting Discount:	$1.375 per share, or an aggregate of approximately $962,500 (assuming the overallotment option is not exercised)

Net Proceeds to the Company, before expenses:	$23.625 per share, or an aggregate of approximately $16,537,500 (assuming the overallotment option is not exercised)

Liquidation Preference:	$25.00 per share

Dividend Rate:	10.50% per annum of the $25.00 liquidation preference per share (equivalent to $2.625 per annum per share)

Penalty Dividend Rate:	12.50% per annum of the $25.00 liquidation preference per share (equivalent to $3.125 per annum per share)

Dividend Payment Dates:	Quarterly cumulative dividends, in arrears, on the 1st day of each January, April, July and October (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on April 1, 2014 in the amount of $0.2989 per share and will be paid to the persons who are the holders of record of the Series E Preferred Stock on the corresponding dividend record date, which will be March 21, 2014.

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Optional Redemption:	Redeemable by the Company on and after February 11, 2017, except as described below under “—Special Optional Redemption.” On and after February 11, 2017 the Company may, at its option, redeem the Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but excluding, the date fixed for redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement), the Company may, at its option, redeem the Series E Preferred Stock, in whole or in part, within 120 days after the date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but excluding, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined in the preliminary prospectus supplement), the Company has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock (whether pursuant to the optional redemption right described above or this special optional redemption right), the holders of Series E Preferred Stock will not have the Change of Control Conversion Right described in the preliminary prospectus supplement under “—Conversion Rights” with respect to the shares of Series E Preferred Stock called for redemption. Please see the section entitled “Description of the Series E Preferred Stock—Redemption—Special Optional Redemption Upon Change of Control” in the preliminary prospectus supplement. Notwithstanding the foregoing, holders shall always have the right, up to any applicable redemption date, to convert the Series E Preferred Stock into common stock at a conversion price of $3.00 per share, as such conversion price may be adjusted.

Conversion Rights:

Each outstanding share of Series E Preferred Stock shall be convertible at any time at the option of the holder into that number of whole shares of our common stock as is equal to $25.00 per share, plus accrued and unpaid dividends, divided by an initial conversion price of $3.00.

Upon the occurrence of a Change of Control, in addition to the conversion right noted in the above paragraph, each holder of Series E Preferred Stock will have the right subject to our election to redeem the Series E Preferred Stock in whole or part, as described above under “—Optional Redemption” or “—Special Optional Redemption,” prior to the Change of Control Conversion Date to convert some or all of the Series E Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series E Preferred Stock equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series E Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date (as defined in the preliminary prospectus supplement) and prior to the corresponding dividend payment date (as defined in the preliminary prospectus supplement) for the Series E Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined in the preliminary prospectus supplement); and

•	29 (the “Share Cap”), subject to adjustments to the Share Cap for any splits, subdivisions or combinations of our common stock;

in each case, on the terms and subject to the conditions described in the preliminary prospectus supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the preliminary prospectus supplement.

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If the Common Stock Price (as defined in the preliminary prospectus supplement) is less than $0.855 per share (which is approximately 50% of the per−share closing sale price of the Company’s common stock reported on the NASDAQ on February 10, 2014), subject to adjustment, the holders will receive a maximum of 23,345,000 shares of the Company’s common stock for all outstanding shares of Series E Preferred Stock (assuming exercise in full of the overallotment option), which may result in a holder receiving a value that is less than the liquidation preference of the Series E Preferred Stock.

Sole Book-Runner:	MLV & Co. LLC

Lead Managers:	Maxim Group LLC
National Securities Corporation

Co-Managers:	Empire Asset Management
I-Bankers Securities, Inc.

Expected Listing/Symbol:	The Company has filed an application to list the Series E Preferred Stock on The NASDAQ Capital Market (the “NASDAQ”) under the symbol “PPHMP”. If the application is approved, trading of the Series E Preferred Stock on the NASDAQ is expected to begin within 30 days after the original issue date of the Series E Preferred Stock

CUSIP/ISIN:	713661403/ US7136614036

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling by calling MLV & Co. LLC at 1-212-542-5882.

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